February 9, 2015

Laura Hatch

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638

Dear Ms. Hatch:

On January 6, 2015, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2014 (the "Annual Report"), for the Arrow DWA Balanced Fund, Arrow DWA Tactical Fund, Arrow Alternative Solutions Fund, Arrow Managed Futures Strategy Fund, and Arrow Commodity Strategy Fund (each a "Fund"; together the “Funds”), each a series of Arrow Investments Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment. The management discussion and analysis should contain more detail regarding the market and how it affected the performance of each Fund’s strategy as well as the impact of derivatives on performance.

Response. Going forward, the management discussion and analysis will contain more detail regarding the market and how it affected the performance of each Fund’s strategy as well as the impact of derivatives on performance.

2. Comment. In the Schedule of Investments for the Commodity Strategy Fund, footnote ++ says that a portion of investments referencing the footnote are held by the Fund’s subsidiary. Please confirm that the total amount held by the subsidiary in these investments is 25% or less of the Fund’s assets.

Response. The Registrant so confirms.

3. Comment. In the Financial Highlights for the Alternative Solutions Fund, the expense ratio stated is different from the one in the prospectus dated November 5, 2014. Please explain the discrepancy.

Response. The discrepancy is due to a fee waiver that was put in place after the annual report, which is reflected in the November 5, 2014 prospectus fee table.

4. Comment. In Note 2 to the financial statements, under “Futures Contracts” on p. 48, the second sentence states: “The Funds may purchase or sell futures contracts to gain exposure to, or hedge against, changes in the value of equities, interest rates, foreign currencies or commodities.” (emphasis added). Please describe how the derivatives were actually used during the period.

Response. The adviser has confirmed to the Registrant that the futures contracts were used to gain exposure to changes in the value of equities, interest rates, foreign currencies and commodities.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP